Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Date:	Sept. 5, 2012

For Release:	FOR IMMEDIATE RELEASE

Entergy and ITC Initiate Transaction Approval Process with

Louisiana Public Service Commission Filing

NEW ORLEANS, La. and NOVI, Mich. – Entergy Corporation (NYSE: ETR) and ITC Holdings Corp. (NYSE: ITC) have initiated a multi-state and federal regulatory process per an agreement announced on Dec. 5, 2011, that calls for Entergy’s utility operating companies to spin off and merge their electric transmission businesses with a subsidiary of ITC. Taking the first step in the extensive process are Entergy Louisiana, LLC and Entergy Gulf States Louisiana, L.L.C., which, in conjunction with ITC and ITC Midsouth LLC, filed a joint application today with the Louisiana Public Service Commission seeking approval of the transaction.

Entergy is seeking approval to transfer approximately 15,800 miles of interconnected transmission lines at voltages of 69kV and above and the associated substations to ITC. ITC will then be one of the largest electric transmission companies in the U.S., with more than 30,000 miles of transmission lines spanning from the Great Lakes to the Gulf Coast. Meanwhile, Entergy’s utility companies will continue to own and operate their respective distribution and generation businesses and will provide customer service, billing, outage reporting and restoration services to homes and businesses in the region.

“This transaction is expected to bring significant benefits to our customers as we seek to meet the challenges associated with transforming the U.S. electric grid for the 21st century and beyond,” said Bill Mohl, president and chief executive officer of Entergy Louisiana and Entergy Gulf States Louisiana. “ITC’s sole business is transmission, and the company possesses a demonstrated capability to own, build, and operate transmission systems at industry-leading levels. The transaction will facilitate and build on the customer benefits of joining the MISO RTO Day 2 wholesale market.”

The LPSC conditionally approved Entergy Louisiana’s and Entergy Gulf States Louisiana’s application to join the MISO RTO in May 2012.

Joseph L. Welch, ITC chairman, president and chief executive officer agreed with Mohl’s assessment. “The electric industry is evolving, and ITC is well-positioned to make the infrastructure investment required to complete the modernization of the grid,” he said. “We have a track record of operational excellence, and ITC will deliver the near-term and longer-term benefits to customers that result from a high-performing, reliable transmission system and a regional planning view that promotes the benefits of the competitive electric market, all of which is in the public interest. We look forward to serving the state and entire region to meet future energy demands.”

Infrastructure investment is among the many challenges that the U.S. electric industry is facing. The electric industry – and Entergy’s operating companies – face growing demands to keep pace with the capital investment requirements necessary to maintain and upgrade infrastructure, meet environmental regulations and serve an energy-intensive economy. The transaction addresses these challenges head-on, providing separate, strong balance sheets that afford greater capability to finance infrastructure requirements, with ITC focused on transmission and Entergy’s operating companies on generation and distribution.

Moreover, this transaction places transmission in the hands of a singularly focused, independent company with industry-leading performance in the areas of operations and maintenance of transmission assets, as well as application of broad regional planning for transmission investment designed to facilitate the delivery of low cost energy.

“We had planned to make our first filing in Louisiana last week; however, it was delayed so that we and the commission could dedicate resources to restoration following Hurricane Isaac,” Mohl said. “Now that the completion of the restoration work is in sight, we are filing this application. Given the deadlines included in this transaction, it is important to stay on course with our filings in order to deliver the benefits to customers. Initiating the filing process now will allow our regulators sufficient time for their reviews.”

Additional Transaction Facts and Next Steps

In addition to the miles of transmission lines and acres of substations involved in the transaction, approximately 750 Entergy employees, including key leadership personnel from Entergy’s transmission business, will become employees of ITC. ITC will establish and maintain a regional headquarters in Jackson, Miss., where the headquarters of Entergy’s transmission business is currently located. ITC will also have offices and warehouses throughout the service territory to ensure a local presence and timely response to stakeholder and system needs. Details regarding the transaction are provided in the Louisiana Public Service Commission filing.

ITC personnel were onsite at Entergy’s system command center in Jackson last week to observe storm response operations related to Hurricane Isaac. Integration efforts to ensure storm readiness and response are among the key operational matters being addressed by the two companies.

The remaining regulatory filings for the transaction will be completed later this summer and into the fall. Subsequent filings are planned for Arkansas, Mississippi, Missouri, New Orleans and Texas as well as with the Federal Energy Regulatory Commission. The companies target a transaction close in 2013 pending receipt of all required regulatory approvals and satisfaction of other closing conditions.

The Louisiana filing will be posted to the Louisiana Public Service Commission website by the close of business on Thursday, Sept. 6. More information about the transaction can be viewed here on ITC’s website, or here on Entergy’s website.

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About ITC Holdings Corp.

ITC Holdings Corp. (NYSE: ITC) is the nation’s largest independent electric transmission company. Based in Novi, Michigan, ITC invests in the electric transmission grid to improve reliability, expand access to markets, lower the overall cost of delivered energy and allow new generating resources to interconnect to its transmission systems. ITC’s regulated operating subsidiaries include ITCTransmission, Michigan Electric Transmission Company, ITC Midwest and ITC Great Plains. Through these subsidiaries, ITC owns and operates high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, serving a combined peak load exceeding 26,000 megawatts along 15,000 circuit miles of transmission line. Through ITC Grid Development and its subsidiaries, the company also focuses on expansion in areas where significant transmission system improvements are needed. For more information, please visit ITC’s website at www.itc-holdings.com. (itc-ITC)

About Entergy Louisiana, LLC and Entergy Gulf States Louisiana, L.L.C

Entergy Louisiana, LLC and Entergy Gulf States Louisiana, L.L.C. serve more than one million customers. With operations in southern, central and northeastern Louisiana, the companies are part of the Entergy electric system serving 2.8 million customers in Louisiana, Arkansas, Mississippi and Texas. Find the companies online at (Web) www.entergy-louisiana.com (Twitter) @EntergyLA.

About Entergy Corporation

Entergy Corporation is an integrated energy company engaged primarily in electric power production and retail distribution operations. Entergy owns and operates power plants with approximately 30,000 megawatts of electric generating capacity, including more than 10,000 megawatts of nuclear power, making it one of the nation’s leading nuclear generators. Entergy delivers electricity to 2.8 million utility customers in Arkansas, Louisiana, Mississippi and Texas. Entergy has annual revenues of more than $11 billion and approximately 15,000 employees. For more information, please visit Entergy’s website at www.entergy.com.

ITC Forward Looking Information

This document and the exhibits hereto contain certain statements that describe ITC management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.

The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Report on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, and other filings made by Entergy with the Securities and Exchange Commission; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Transco will file registration statements with the SEC registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000

New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

This communication is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy, may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 28, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on March 23, 2012. Information about the directors and executive officers of ITC may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 22, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on April 12, 2012.

Contact:	For Entergy	For ITC

Contact:	Molly Jahncke (News Media) (504) 840-2599 office mjahnck@entergy.com	Joe Ferlito (News Media) (313) 567-5031 mailto:ferlito@franco.com

	Paula Waters (Investor Relations) (504) 576- 4380 pwater1@entergy.com	Gretchen Holloway (Investor Relations) (248) 946-3595 gholloway@itctransco.com

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